

February 13, 2018

By E-Mail

David C. Karp, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re:** **Qualcomm Incorporated**
> **Definitive Additional Soliciting Materials**
> **Filed on February 13, 2018 by Broadcom Limited and Broadcom**
> **Corporation**
> **File No. 000-19528**

Dear Mr. Karp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Definitive Additional Soliciting Materials filed February 13, 2018

1.   We note your disclosure that "[s]tockholders should not vote the white proxy card if they want to receive the benefit of Broadcom's highly compelling proposal." We note similar disclosure in the slide presentation that states "Vote the <u>entire</u> **blue card** to support Broadcom's highly compelling offer" (emphasis in original). Revise your disclosure to clarify that a vote for your slate of nominees does not mean that your proposal will be accepted or that security holders may still receive any benefit available from a transaction with Broadcom even if they vote on the company's proxy card.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions